ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN–14P06241–12–N2	06/07/12	05/02/12	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO SPIRIT OF AMERICA INVESTMENT FUND, INC

AMEND DECLARATIONS

It is agreed that: The following checked items are amended on the Declarations Page:

☐	Item 1.	Name of Insured / Principal Address:
From:

To:

☐	Item 2.	Bond Period:
From: 12:01 a.m. on 01/09/2012 to 12:01 a.m. on 01/09/2013 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☒	Item 3.	Limit of Liability is hereby amended to read as follows:

	Limit of Liability		Deductible Amount
Insuring Agreement A - Fidelity		$900,000		$0
Insuring Agreement B - Audit Expense		$50,000		$0
Insuring Agreement C - Premises		$900,000		$5,000
Insuring Agreement D - Transit		$900,000		$5,000
Insuring Agreement E - Forgery or Alteration		$900,000		$5,000
Insuring Agreement F - Securities		$900,000		$5,000
Insuring Agreement G - Counterfeit Currency		$900,000		$5,000
Insuring Agreement H - Stop Payment		$25,000		$5,000
Insuring Agreement I - Uncollectible Items of Deposit		$25,000		$5,000
Optional Coverages Added by Rider:

J – Computer Systems		$900,000		$5,000
K – Voice–Initiated Transaction		$900,000		$5,000
L – Telefacsimile Systems		$900,000		$5,000
M – Unauthorized Signatures		$900,000		$5,000
	$		$

☐	Item 4.	Offices or Premises Covered:
The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB028 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

RESOLUTIONS FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON

MAY 30, 2012

RATIFICATION OF AMENDMENT TO FIDELITY BOND

RESOLVED,	that the Board, including all of the Directors who are not “interested persons” of the Company (“Independent Directors”) as defined in the 1940 Act, hereby ratifies the fidelity bond between the Company and The Travelers Indemnity Company (the “Bond Amendment”) in the aggregate amount of $900,000 effective as of May 2, 2012 and hereby authorizes the appropriate officers of the Company to take such other actions as are necessary or appropriate in order to conform the terms of the coverage of the Bond Amendment to the provisions of the 1940 Act, and the rules and regulations thereunder; and

RESOLVED,	that payment of the premium in the amount of $518 with respect to the Bond Amendment is approved by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors, and is determined to be fair and reasonable to the Company; and

RESOLVED,	that the Secretary of the Company shall cause the Bond Amendment to be filed with the SEC and give notice required under paragraph (g) of Rule 17g-1 of the 1940 Act.